WESTERN COPPER CORPORATION

ANNUAL INFORMATION FORM

For the year ended
December 31, 2006

2050 – 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Dated: March 23, 2007

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PRELIMINARY NOTES

In this Annual Information Form, Western Copper Corporation, including all subsidiaries as the context requires, is referred to as the "Western Copper" or the "Company". All information contained herein is as at March 23, 2007 unless otherwise stated.

Financial Statements

All financial information in this Annual Information Form (“AIF”) is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

This AIF should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto, as well as with the management’s discussion and analysis for the year ended December 31, 2006. The financial statements and management’s discussion and analysis are available at www.westerncoppercorp.com and under the Company’s profile on the SEDAR website at www.sedar.com.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Disclosure of Mineral Resources

Disclosure about our exploration properties in this AIF uses the terms “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards. None of our properties have mineral reserves. All disclosure about our exploration properties conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are discussed below.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This AIF may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This AIF may use the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this AIF that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration or mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this AIF. Although Western Copper has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western Copper does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The industries involve risks and uncertainties and are subject to change based on various factors.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Western Copper Corporation (“Western Copper” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006. Trading of the Company’s shares commenced on the Toronto Stock Exchange (the “TSX”) under the symbol “WRN” on May 15, 2006.

Our principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3. Our registered office address is 10th floor, 595 Howe Street, Vancouver, BC V6C 2T5.

Intercorporate Relationships

The Company has the following subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (“Western Silver”), a British Columbia corporation. On May 3, 2006, Western Silver and Glamis Gold Ltd. (Glamis), a British Columbia corporation based in Reno, Nevada, entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents (approximately $38 million), its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V., its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Pursuant to the plan of arrangement, each Western Silver stock option holder received one stock option of Western Copper. As a result, Western Copper granted 2,013,168 stock options with an exercise of $0.88. Western Copper also issued a warrant to Glamis Gold Ltd. (Glamis) providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gives Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant is exercisable for a period of two years following the date of grant. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the plan of arrangement.

Western Copper’s shares began trading on the Toronto Stock Exchange under the ticker symbol “WRN” on May 15, 2006.

On November 30, 2006, the Company acquired Lumina Resources Corporation (“Lumina”) by plan of arrangement with Lumina. Pursuant to the terms of the agreement with Lumina, Lumina shareholders received one common share of Western Copper for each Lumina common share. In addition, each Lumina stock option was exchanged for one Western Copper stock option. The stock option terms remained the same, except that all stock options vested upon change of control. Western Copper issued 21,301,442 common shares and granted 1,185,000 stock options. The Company filed a business acquisition report with Form 51-102F4 on SEDAR on February 6, 2007 with respect to the acquisition.

In return, the Western Copper gained the rights to Lumina’s three copper and precious metals properties in Canada. The three properties are the Hushamu Property located on Vancouver Island, British Columbia, the Casino Property in the Yukon, and the Redstone Property in the Northwest Territories.

DESCRIPTION OF THE BUSINESS

General

Western Copper is a mineral exploration company engaged in the business of acquisition and exploration of advanced stage copper and other mineral properties in geo-politically stable countries. We currently have interests in four properties in Canada and one property in Mexico. The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined. Commercially viable mineral deposits may not exist on any of the properties.

The current focus is on completing an updated feasibility study relating to the extraction of copper from our Carmacks Copper Project. The Carmacks Copper Project is an oxide copper deposit, with a small gold component, located in Yukon Territory, Canada. The Carmacks Copper Project is planned to be developed as an open-pit mining operation producing cathode copper from a heap leach and solvent extraction/electro winning process facility.

Trends

We have not generated operating revenue to date and are currently an exploration stage company. Successful completion of on-going feasibility study and permitting activities relating to the Carmacks Copper Project would allow us to become a development stage company in the near future. Other than noted above, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material affect on our operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our financial condition.

RISK FACTORS

1.	We have a limited history of operations, and no history of earnings or dividends

We commenced operations on May 3, 2006 and have no history of earnings or of a return on investment. Our properties may not generate earnings, operate profitably or provide a return on investment in the future.

2.	We may not be able to obtain additional financing

If our proposed exploration programs are successful, additional financing will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds available to us are the sale of equity capital, or the offering of an interest in our properties to be earned by another party or parties carrying out exploration or development thereof. Additional financing may not be available at all or on favourable terms. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our operations.

3.	Resource exploration and development involves a high degree of risk

Resource exploration and development is a speculative business and involves a high degree of risk. Exploration of our properties might not result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Singly or in combination, these factors may result in our not receiving any or an adequate return on invested capital.

4.	We are subject to risks respecting exploration and development activities

Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs. We may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which our insurance cannot insure or against which it may elect not to insure. If any of our properties are found to have commercial quantities of ore, we would be subject to additional risks respecting any development and production activities. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

5.	Fluctuation of mineral prices may adversely affect our financial results

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors that will be beyond our control, including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. Such factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, our properties.

6.	Title to our properties or interests may be disputed

The acquisition of title to resource properties or interests therein is a very detailed and time- consuming process. Title to and the area of resource concessions may be disputed. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. We have not definitively surveyed the boundaries of any of our mineral properties, and consequently the boundaries of the properties may be disputed. We may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

7.	Environmental regulations may adversely affect our projects

Our operations will be subject to environmental regulations promulgated by various Canadian and Mexican government agencies from time to time. Violation of existing or future environmental rules may result in various fines and penalties.

8.	Political, economic and social conditions may adversely affect our investments

Our investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on our results of operations and financial condition. Certain areas in which we may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples, which could potentially affect our projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect our property interests or restrict its operations. Our mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labor, export controls, income taxes, expropriation of property, environmental legislation, and safety factors.

9.	Statutory and regulatory compliance is complex and may result in delay or curtailment of our operations

Claims or current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. We are not currently covered by any form of environmental liability insurance. See "Risks associated with our activities may not be insurable", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or require abandonment or delays in exploration.

10.	Risks associated with our activities may not be insurable

Our business will be subject to a number of risks and hazards. Insurance to cover the risks to which our activities will be subject may not be available at all or at commercially reasonable premiums. We are not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of any such liabilities would reduce the funds available to us. If we are unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

11.	There is substantial competition for mineral deposits where we intend to conduct our operations

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which we intend to conduct operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than Western Copper, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. We will also be competing with other mineral exploration and mining companies in the recruitment and retention of qualified employees and third-party contractors. Consequently, our operations and financial condition could be materially adversely affected.

12.	We depend on key management and employees

Our development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on Western Copper. We do not expect to have key person insurance with respect to any of our key employees.

13.	We may encounter difficulties in conducting our business through foreign subsidiaries

We are a holding company that will be conducting its business through foreign subsidiaries, joint ventures, and Canadian divisions. Substantially all of our assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Western Copper and our subsidiaries, or among our subsidiaries, could restrict our ability to fund operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and share price.

14.	Risks associated with conflicts of interest

Certain of our directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

15.	Our shares may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Western Copper include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Our share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of our shares at any given point in time may not accurately reflect our long-term value.

16.	Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, common stock pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

MINERAL PROPERTIES

Carmacks Copper Project (Yukon, Canada)
Property Description

We are an indirect, 100% owner of the Carmacks Copper Project in the Yukon Territory in Canada. The Carmacks Copper Project is an oxide copper deposit, with a small gold component, which in the 1990’s was proposed to be an open pit mine with crushing, sulphuric acid heap leaching, solvent extraction and electrowinning processing to produce cathode copper.

Western Copper’s predecessor company (Western Silver) acquired the Carmacks Copper Project in 1989 from Archer, Cathro & Associates. In 1993, Western Silver completed a full feasibility study on the property, which was subsequently updated in 1995. In 1998, Western Silver suspended work on the project indefinitely due to low copper prices.

In late 2004, based in part on renewed optimism in the price of copper, Western Silver agreed with the Yukon Territorial Government to re-enter the permitting process and has been engaged since then in the environmental review process under the Yukon Environment Assessment Act (“YEA”) and more recently the newly enacted Yukon Environmental and Socio-economic Assessment Act (“YESAA”). These review processes are on-going at present.

In 2006, Western Copper commenced a new program of exploration drilling with a view to expanding the known areas of mineralization. This exploration work has been accompanied by work on a new resource estimate in compliance with Canadian National Instrument 43-101. Approximately 7,000 metres of diamond drilling was completed in 2006. A further 10,000 metres is planned for 2007.

The preparation of an updated feasibility study for the project has commenced. The updated feasibility study will encompass all the work performed to date and bring the economic evaluation up to date. This work is expected to be completed in the second quarter of 2007.

Subject to the results of the updated feasibility study and progress in the permitting applications, it is the intent of Western Copper to commence construction in early 2008 and production in late 2009.

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange (“LME”) is US$1.10 per pound or greater. As at March 23, 2007, Western Copper has made $400,000 in advance royalty payments.

The mineral claims have expiry dates ranging from March 9, 2008 to March 9, 2025.

The Carmacks Copper Project is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Mineral Resource Estimate for the Carmacks Copper Project” (the “Carmacks Report”), dated January 8, 2007 and prepared in accordance with National Instrument 43-101 by R.J. Robinson, P. Geol. and S.G. Casselman, P. Geo. The complete report may be viewed under Western Copper’s profile at www.sedar.com.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Project site is currently accessible by an existing 12 kilometres (km) exploration road that leads north from km 33 of the secondary, government maintained un-paved roadway (Freegold Road) from the village of Carmacks. A new 5 metre (m) wide project site access road will be constructed from the Freegold Road to the site.

Carmacks, on the Yukon River, is 175 km by paved road north of Whitehorse, Yukon Territory. 180 km south of Whitehorse by paved road lies the year-round port of Skagway Alaska. Whitehorse has an airport with daily flights to Vancouver and there is a small airfield used by private aircraft near Carmacks.

The climate in the Carmacks area is marked by warm summers and cold winters. Mean daily temperatures range from -30° C in January to 12° C in July. Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 375 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual evaporation is approximately 404 mm to yield a net loss of 29 mm.

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the main mineral deposit, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block.

Outcrop is uncommon because of the subdued topography and lack of glaciation. The major portion of the claim block lying north of Williams Creek is unglaciated above the 760 m elevation. The claim block area south of the Williams Creek valley and peripheral portions of the claim block, especially to the east, are covered by a veneer of ablation and lodgement bouldery till with a sandy to silty matrix, generally less than 1 m thick. However in places the overburden can exceed 7 metres in depth. Permafrost is present at varying depths in most north facing slope locations and at depth in other areas.

Vegetation in wet areas, especially along the William Creek valley, consists of willows and alders. Drier areas are covered by spruce trees. The property as a whole is below the tree line.

The village of Carmacks is the closest community to the project and has a population of about 450. Pursuant to a recent agreement between Sherwood Copper and Yukon Energy, a plan is being developed to extend the power grid to the north from Carmacks to supply the Minto Mine and several communities to the north. This would take the power line to approximately 10 km of the Carmacks Copper Project.

History

The first report of copper in this region was made by Dr. G.M. Dawson in 1887 concerning occurrences at Hoochekoo Bluff, located 12 km north of the property on the Yukon River. In 1898, the first claims were staked to cover copper showings that were associated with copper bearing quartz veins located in Williams Creek and Merrice Creek Canyons, east of the present Carmacks Copper Project deposit.

The Williams Creek property (as the Carmacks Copper Project was then known) was first staked in 1970 by G. Wing and A. Arsenault of Whitehorse. The Dawson Range Joint Venture (Straus Exploration Inc., Great Plains Development of Canada Ltd., Trojan Consolidated Minerals Ltd., and Molybdenum Corporation of America) optioned the property and conducted reconnaissance prospecting and geochemical sampling. Archer, Cathro and Associates (1981) Limited, acted as manager. During the site examination by the Dawson Range Joint Venture, G. Abbott and D. Eaton located the present No. 1 and No. 2 Zones.

The property was purchased by Western Copper Holdings Ltd. and Thermal Exploration in 1989. Western Copper Holdings Ltd. and Thermal Exploration merged in 1995 to become Western Copper Holdings Ltd. In 2003, Western Copper Holdings Ltd. changed its name to Western Silver Corporation. The Carmacks Copper Project was transferred to Western Copper Corporation on May 3, 2006 when Western Silver Corporation was acquired by Glamis Gold Ltd.

Property Geology

There are 14 known zones containing mineralization in the vicinity of the No. 1 Zone deposit. The No. 1 Zone extends over a 700 m strike length and at least 450 m down dip. The deposit is open at depth.

The character of the deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width and down dip characteristics. The southern half splays into irregular intercalations, terminating against sub-parallel faults down dip. Both the north and south ends of the deposit are offset by cross-cutting faults. In the northern half of the zone, copper grades are higher in the footwall relative to the hanging wall. Oxide copper grades increase with depth in both the footwall and hanging wall. There is no association of copper values with rock type, mafic constituents, or grain size.

Gold values are higher in the north half of the deposit. They average 0.022 ounces gold per ton (0.75 g/tonne) compared with 0.008 ounces gold per ton (0.27 g/tonne) in the south half. There is no apparent increase in values with depth and the highest grade gold values are not associated with the highest copper values; however, gold values in the northern half are higher in the footwall section. This lack of increase in gold values with depth suggests that the gold distribution reflects a primary distribution rather than a secondary distribution such as oxide copper values. As with oxide copper, gold content does not correlate with rock type, mafic constituents or grain size.

Exploration and Drilling

In 1970, exploration of the No. 1 Zone consisted of bulldozer trenching and the drilling of two x-ray diamond drill holes totaling 31.4 m. The 1971 work program consisted of soil sampling, electromagnetic (EM) and magnetometer geophysical surveys, bulldozer trenching, road construction and 25 diamond drill holes, totaling 5,552.5 m. In 1972, additional bulldozer trenching and eight diamond drill holes totaling 1,530.7m were completed. A legal survey was carried out in 1974 over the key claims that cover most of the known showings, including the No. 1 Zone. The 1970-1974 work was completed by the Dawson Range Joint Venture and not by the Predecessor.

The Company conducted a major work program in 1991. A total of 3,463.7 m of HQ size diamond drilling was carried out; 3,401 m in 35 holes on the No. 1 Zone and 62.7 m in 1 hole on the No. 4 Zone. 21 trenches, totaling 1,856.2 m, were cut on the No. 1 and No. 4 Zones. An area of approximately 1 ha was stripped at the southern end of the No. 1 Zone. A geophysical program, consisting of very low frequency electromagnetic (VLF-EM) and magnetic surveys, was carried out on a single grid of 62 survey lines, totaling 83.8 km.

In another major program in 1992, the Predecessor carried out work on the Nos. 1, 2, 4, 5, 7, 12, 13 and 2000S Zones and on anomalies elsewhere on the property. This program included extensive metallurgical testing of drill core from the No. 1 Zone.

A total of 6,520 m of trenching was conducted on the Nos. 1, 2, 4, 5, 7, 12, 13 and 2000S Zones, and for condemnation purposes over potential leach pad, waste dump and plant site areas. Ten HQ size diamond drill holes, totaling 1,005.23 m were drilled, two on No. 1 Zone, two on No. 4 Zone, four on No. 12 Zone and two on No. 13 Zone. One oriented NQ size triple (split) tube diamond drill hole of 157.19 m was drilled on the No. 1 Zone for geotechnical studies.

A total of 856.79 m of reverse circulation drilling in 11 holes was conducted on Nos. 1, 5 and 2000S Zones, and on geophysical anomalies found in the 1991 survey.

Western Copper commenced a diamond drilling campaign in July 2006 with a view to increasing the confidence level of the known resource, expanding the resource, exploring other zones of know mineralization and condemning areas where process facilities are planned. 7,000 metres of diamond drilling was completed before work ceased for the year. 64% of the drilling was conducted in the No.1 Zone, 22% in No.13 Zone, 11% in the No. 5 Zone, and 2% in No.6 Zone. This work substantially increased knowledge of the No. 1 Zone and returned encouraging results in the No. 13 Zone. No evidence of economic mineralization was discovered in the No. 5 and No. 6 Zones. A further 10,000 metres of diamond drilling is planned for 2007 to continue exploration of Zones 12 and 13.

Mineralization

The majority of the copper, approximately 86%, in the Carmacks Copper Project No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite and arsenopyrite occur rarely.

The upper 250 metres of the No. 1 Zone is oxidized. Within the oxidized area pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and in-fill cavities, from both irregular and coliform masses, fill fractures and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands. Non-copper sulphides are not common in the weathered zone and are usually intergrown or associated with each other when they do occur. They most commonly occur in hematite but also occur in copper sulphides and in the gangue minerals. Gypsum occurs as microveinlets.

Carbonate occurs as pervasive matter, irregular patches or microveinlets, not commonly, but on the order of 1% where present. Gold occurs as native grains, most commonly in cavities with limonite or in limonite adjacent to sulphides, but also in malachite, plagioclase, chlorite and rarely in quartz grains. Gold is rarely greater than 5 microns in size.

Primary mineralization, below the zone of oxidation comprises chalcopyrite, bornite, molybdenite, magnetite, pyrite and pyrrhotite. Primary copper mineralization appears to be zoned from bornite on the north to chalcopyrite and finally to pyrite and pyrrhotite on the south. Narrow veinlets of anhydride were found in the deepest drill hole.

Sampling and Analysis

Drill core in 1971 and 1990 was sampled in 10 foot (3.05 m) intervals. In 1991 and 1992, drill core was sampled by rock type for geological information but sampling was largely within 10 foot intervals to facilitate later statistical analysis of assay data. Reverse circulation holes were sampled over 5 foot (1.52 m) intervals within the No.1 Zone and for 25 to 50 feet (7.62 m to 15.24 m) on either side of the mineralization. In barren granodiorite, 10 foot samples were collected. Duplicate 12.5% splits were collected with 1 sample for assay and 1 sample kept at the core storage area.

Trenches across the No.1 Zone were cut at 200 foot (60.96 m) centres over the complete zone length and at 100 foot (30.48 m) centres in three areas: at the northern end, at the south central area and at the southern end. In areas of structural complexity, additional trenches were excavated parallel to the zone to uncover cross-cutting structures. All trenches cutting across No.1 Zone were channel sampled with 5 or 10 foot (1.52 m or 3.05 m) sample lengths. Trenches parallel to the zone were not sampled.

Based on the analytical techniques used, the terms "oxide copper" and "non-sulphide copper" actually means weak acid soluble copper. That said, however, the weak acid soluble copper is the portion recoverable using acid heap leach technology proposed for the Carmacks Copper Project.

Samples from the 2006 drilling campaign are being assayed at one metre intervals. As in the earlier work these samples are being assayed for total copper, weak acid soluble copper and gold.

Security of Samples

Standard sample handling practices of the era were used on the property in pre-2006 work. No special security precautions were noted in the sampling, shipping and analysis fo the mineralization from the deposit. No irregularities were found in the historical data, and some check assays were made.

The 2006 sampling and shipping procedure was handled in a secure manner. The sampling procedure was set-up by Scott Casselman, P. Geo. And all shipments were supervised by a representative of Aurora Geosciences Ltd. to the point that they were delivered to the trucking company in Whitehorse for trucking to the lab in Vancouver. There has benn no indication by the lab that any of the shipments have been tampered with.

Process Plant Facilities

Metallurgical testing on Carmacks Copper Project samples began in 1989 and has continued intermittently to the present on samples extracted from trenches and from drill core. The various bottle roll and column tests that were undertaken between 1989 and 1996 account for 47 bottle roll tests and 21 column tests were designed to test the leach kinetics, the acid consumption, the optimum crush size and the total copper extraction. The results lead to the conclusion that an overall copper recovery of 80%, with a 19mm crush size was achievable.

A pilot plant operation was conducted in 1993, which served the purpose of confirming that conventional heap leach operations could be successfully operated under the prevailing winter conditions of the Yukon Territory. This has been upheld further more recently by the full scale operations at the Brewery Creek mine.

In 2007, a series of small column tests using conventional acid leaching and a series of sequential assays were conducted to test ore variability in the pit and the latest design criteria proposed for the feasibility study.

The Carmacks Copper Project is planned to be developed as an open pit mining operation to mine an average of 1.8 million tonnes of ore per year on a seven day per week, 24 hours per day operation. The mine will be operated throughout the year except when winter temperatures are extreme, most likely in January and February. At present this would lead to an expected mine life of 7.5 years.

Copper is planned to be extracted from the ore using conventional sulphuric acid heap leach technology followed by solvent extraction for concentration of the resulting copper sulphate solutions and electrowinning (SX/EW) for the recovery of product cathode copper metal.

The design processing rate will result in production of 39 tonnes of copper per day or 14,310 tonnes of LME Grade A cathode copper per year from an oxide ore grading 0.97% copper over the life of the mine. Copper recovery, using a 120 day leach cycle, is approximately 74.7% with ultimate recovery of 80%. Solution processing facilities including solution flow to the heap, solvent extraction and electrowinning will operate year round.

Mineral Resources

A summary of the current mineral resource estimate of the Number 1 Zone on the Carmacks Copper Project is provided in the following table:

Classification	Total Copper Cut-off (%)	Tonnage Above Cut-off (Million Tonnes)	Total Copper Grade (%)	Gold Grade (g/t)
Measured	0.8	10.0	1.195	0.549
Indicated	0.8	1.8	1.191	0.549
Measured and Indicated	0.8	11.8	1.194	0.549

Measured	0.5	12.3	1.098	0.480
Indicated	0.5	2.1	1.094	0.480
Measured and Indicated	0.5	14.4	1.097	0.480

Work Plan for 2007

Exploration of the property will resume in the spring of 2007. A 10,000 metre diamond drilling program is planned with the objective to further define oxide and sulphide mineralization of the various identified zones.

Discussions with First Nations and other communities in the area will continue as part of a long-term working relationship.

Work will continue with a view to completing environmental screening under the YEA and YESAA processes and obtaining the necessary licences for development and production.

In September 2006, the Company selected M3 Engineering and Technology of Tucson, AZ to complete an updated feasibility study for the proposed project based on their copper heap leach and solvent extraction/electrowinning experience. Western Copper expects to release the updated feasibility study in spring 2007. An updated resource estimate based on the 2006 drilling program is being prepared. The new resource will be included incorporated into the upcoming updated feasibility study.

Subject to the findings of the upcoming updated feasibility study and successful conclusion of permitting applications, it is Western Copper’s plan to proceed with the design and construction of the facilities described above. The target for commencing preliminary development is mid-2007, with construction starting in the spring of 2008, leading to commencement of production in late 2009. However, factors such as permitting are out of the direct control of Western Copper and will have an important effect on this target schedule.

Hushamu Property (British Columbia, Canada)

Property Description and Location

The Hushamu Property was acquired in November 2006 as a result of the arrangement agreement between Western Copper and Lumina Resources. The Hushamu Property is located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block, consists of 138 claims held by Moraga Resources Ltd. (the “Moraga property”), a wholly-owned subsidiary of Western Copper, and 63 claims held by Electra Gold Ltd. (the “Electra property”). A second, separate block of claims called the Rupert Block consists of 21 mineral claims is also held by Moraga Resources Ltd. The two blocks cover approximately 37,000 hectares (91,000 acres).

Should a production decision be made on the Moraga property, the Company is required to make a cash payment of $1 million within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

Pursuant to an option agreement subsequently assigned to Western Copper dated February 3, 2005 between Regalito Copper Corp. (“Regalito”) and Electra, Regalito was granted the option to earn 100% interest in the 53 Electra claims which surround the Moraga property. In order to earn the interest in the Electra claims, Western Copper is required to make one final payment of $80,000 on February 3, 2008. Upon the last payment, Western Copper will have a 100% interest in the property’s metallic minerals.

Should a production decision be made on the Electra property, the Company is required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper. These claims may be subject to a 10% net profits interest.

There are no encumbrances on the Rupert block.

The Moraga property consists of 163 mineral claims (approximately 15,000 hectares) with expiry dates ranging from February 3, 2009 to August 5, 2011.

The Electra property consists of 63 mineral claims with expiry dates ranging from August 5, 2007 to February 3, 2009.

The Rupert block consists of 21 mineral claims expiring on February 3, 2009.

The Hushamu Property is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Summary Report on the Hushamu Property” (the “Hushamu Report”), dated April 14, 2005 and prepared in accordance with National Instrument 43-101 by G.H. Giroux P.Eng., MASc and David J. Pawliuk, P.Geo. The complete report may be viewed under Western Copper’s profile at www.sedar.com.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Hushamu Property can be reached along logging roads from Port Hardy. The main access to the claim block is via the ‘Wanokana Main’ logging road which commences on the outskirts of Coal Harbour. The Hushamu deposit is about 12 km by logging road from Holberg Inlet. Port Hardy is about 6 or 7 hours travelling time north from Nanaimo via the Island Highway. Port Hardy can also be reached via commercial airline from Vancouver.

The property is characterized by multiple low, northwesterly to westerly trending hills and ridges bounded by narrow valleys with steep slopes. Elevations range from sea level to 695 m a.s.l. with ridge tops on the property commonly about 300 m above valley floors.

The property was actively logged in the early 1990's. Forest cover consists of mature stands of fir, hemlock, spruce and cedar, areas of dense second growth and open clear-cut areas. The ridge tops are open with widely scattered stunted evergreens. Low areas along creeks are covered by thick bush.

Outcrop exposure is abundant in areas of steep relief and along ridge tops. Thick humus on the forested slopes and residual glacial gravels on the valley floors restrict geologic mapping in these areas.

The property receives little snowfall in winter and can be effectively explored for 10 months each year. The climate is cool and wet, with windstorms in late fall. There are typically hot, dry spells during the summer when exploration work may be curtailed because of forest fire hazard.

History

Utah Construction and Mining Company (“Utah”) discovered a large, porphyry copper-molybdenum-gold deposit at the eastern end of Rupert Inlet between January 1966 and May 1969. This deposit was developed into the Island Copper Mine, with production beginning in October 1971. The mine produced 345 million metric tonnes of ore with average head grades of 0.41% copper, 0.017% molybdenum, 0.19 g/tonne gold and 1.4 g/tonne silver by December 1994.

Utah staked mineral claims covering most of the area between the eastern end of Rupert Inlet and the western end of Holberg Inlet during the 1960s. Utah staked the Expo claims, which cover the Hushamu deposit, in 1966. The Expo property was geologically mapped between 1967 and 1975. Geochemical soil sampling, geophysical surveying and diamond drilling resulted in the discovery of the “Hushamu Zone”. The style of copper mineralization at the Hushamu Zone is similar to that at the Island Copper ore body. Induced polarization geophysical surveying during 1982 indicated moderately anomalous chargeabilities across a broad area at the Hushamu Zone.

Property Geology

The geology of Vancouver Island north of Holberg and Rupert inlets consists of Upper Triassic to Middle Jurassic Vancouver and Bonanza groups sediments and volcanics. These rocks have been intruded by dykes and stocks of Jurassic to Tertiary age and are overlain by Cretaceous and Tertiary sediments. The major lithologic units have a pronounced northwesterly trend.

The Vancouver and Bonanza rocks are intruded by the large diorite-quartz diorite stocks of the Jurassic Island Plutonic Suite. Dykes and irregular bodies of quartz-feldspar porphyry occur along the southern edge of this belt of stocks. Significant copper-gold porphyry occurrences within the region, such as the Island Copper deposit, are hosted within altered Bonanza Formation volcanic rocks adjacent to igneous intrusions (Perello et al, 1995).

A regional fault system trends west to northwest along Rupert and Holberg Inlets. This faults splits near the western end of Holberg Inlet; one branch of the fault parallels Holberg Inlet and the other branch underlies the western side of the Strandby River valley (Dasler et al., 1995). A subordinate, conjugate set of northeasterly trending faults has been mapped, showing apparent lateral displacement of several hundred metres. The porphyry copper-gold occurrences at Hushamu, Hep, Red Dog and Island Copper are located at or near the intersections of these conjugate fault systems.

Exploration and Drilling

The resource study is based on the results from 114 diamond drill holes completed between 1980 - 1993. Composites 20 feet in length were formed from drill hole data and honoured geologic boundaries. For example, andesite composites only contained drill hole data coded as andesite. Simple statistical studies also show that copper and gold distributions for composited values are different for each of the five rock types. As a result copper and gold values within each of the five rock types were modeled and estimated independently.

Sampling, Assaying and Security of Samples

After geological logging the diamond drill cores were split using a Longyear wheel-type core splitter. One-half of the core was retained in the core boxes and stored at the Island Copper mine site. The coreboxes were later placed in outside storage on pallets at the premises of Port Hardy Bulldozing Ltd. at Port Hardy during the decommissioning of the mine. By 2004 many of these wooden coreboxes had become rotten, and therefore the cores were moved into fresh boxes and stacked on racks constructed for this purpose at Port Hardy Bulldozing Ltd. About 75 % of the historic Hushamu drill cores are thereby available for examination, although these samples have deteriorated because of the effects of weathering and oxidation over the years.

The other half of the core was bagged and sent via commercial bus lines to Chemex Labs Ltd., (‘Chemex’) North Vancouver, British Columbia for analysis. The core samples were ground to minus 80 mesh, then a 0.500 gm sub-sample was digested in 3 ml of 3 - 2 - 1 HCl - HNO3 - H2O at 95o Celsius for one hour. This solution was then diluted to 10 ml with water and analyzed by I.C.P. methods for copper, molybdenum, silver, cobalt, iron, manganese, nickel, lead and zinc. Gold analysis was by fire assay and atomic absorption, using a 10 gm sub-sample.

Mineral Resource Estimate

A geologic block model for the Hushamu deposit was produced to control the interpolation process. A total of 503,580 blocks, each 100 x 100 x 40 ft. in dimension, were coded with geologic information.

Ordinary kriging was used to interpolate a grade into each geologic block. A total of 46,515 blocks were estimated.

Results for the resource estimate at several copper cut-offs are shown below:

Classification	Copper Cut-off (%)	Tonnage Above Cut-off (Million Tonnes)	Copper Grade (%)	Gold Grade (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured and Indicated	0.10	583.5	0.21	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured and Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured and Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.37	0.480

The Hushamu Property is without known ore reserves and any investigations undertaken by the Company in the future will be exploratory in nature.

Work Undertaken in 2006

The Hushamu Property was acquired in November 2006. Western Copper did not perform any work on the property through the end of the year, but did perform some internal studies investigating development options.

Work Plan for 2007

The Company is continuing the exploration program that was started in 2005 by the previous owners of the property. The exploration program will consist of reconnaissance, prospecting, diamond drilling, and geophysical surveying focused on identifying additional resources. Work commenced in February 2007, but thus far no reportable results have been obtained.

Casino Property (Yukon, Canada)

Property Description and Location

Through its acquisition of Lumina Resources Corporation in November 2006, Western Copper has the option to purchase a 100% interest in 161 mineral claims known as the Casino Property in west-central Yukon. The option may be exercised by the Company at any time until July 15, 2007 upon payment of an aggregate of $1,000,000 to Great Basin in the form of cash or shares of the Company.

In the event the option is exercised and a decision is made to put the Casino Property into commercial production, the Company will pay to Great Basin an additional $1,000,000. Certain portions of the Casino Property are subject to a royalty agreement in favour of Archer, Cathro and Associates (1982) Ltd. (“Archer Cathro”) and a claim purchase agreement with Wildrose Resources Ltd. (“Wildrose”) in regards to 24 claims known as the “Casino B Claims”. The royalties and encumbrances are as follows:

  A 5% Net Profits Interest (“NPI”) in favour of Archer Cathro on 18 claims, which royalty expires on March 25, 2007 as to 11 claims and March 25, 2009 as to 7 claims;
  A 5% NPI in favour of Archer Cathro on the “Casino B Claims”; and
  In addition, the Casino B Claims are subject to an agreement between Great Basin and Wildrose whereby Wildrose has agreed to pay the annual filing fees and assessment payments on the Casino A and B Claims in order to maintain them in good standing. In return, Wildrose has the right to acquire the Casino B Claims for $1 each subject to Great Basin reserving a 10% NPI in the Casino B Claims.

The Casino Property consists of 161 contiguous mineral claims (2,317.68 hectares). The Casino porphyry copper-gold-molybdenum deposit is located on the Casino A Claims. These claims have expiry dates ranging from March 25, 2009 to March 25, 2011.

The Casino Property is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Report on the Revised Resource Estimate – Casino Property, Yukon Territory” (the “Casino Report”), dated February 27, 2004 and prepared in accordance with National Instrument 43-101 by E.D. Titley P. Geo. and C.M. Rebagliati P.Eng. The complete report may be viewed under Western Copper’s profile at www.sedar.com.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Casino is remote, having no all season road access. The property has a well-equipped year around airstrip that can easily handle large, DC-3, aircraft. To date, all Casino projects have relied heavily on air support from Whitehorse. Major equipment and bulk supplies can be sourced in Seattle or Vancouver, sea barged to Skagway, Alaska and truck transported from there. During the short summer, (mid June through September) heavy loads can be barged up the Yukon River from Minto to a 19 km access road that connects the river to the camp.

During the winter, two access routes are available; a shorter, but steeply undulating route for 194 km from Carmacks and a longer, but gentle river grade route for 224 km from Burwash Landing on the Alaska Highway. Truck operators favour the Burwash Landing winter route.

Whitehorse is a full service centre that can provide the site with personnel, consumable supplies, food products and mail service. However, due to its remote location and long distance from major utilities the site must be self sufficient in providing water, sewer and electric power. Year around water sources are available from permafrost free wells and electric power must be provided from diesel generation.

History

Casino has a long history of exploration from interest in placer gold on Canadian Creek in the early 1900’s to more recently, mineral exploration directly on the property. The first mineral claims were staked in 1917 in consideration for gold and tungsten, that inspired a small amount of mining activity during World War II. Between the late 1940’s and 1980’s the silver-lead-zinc veins on the southern periphery of the property attracted attention and in the period 1965 to 1980 Casino Silver Mines Limited and their partners shipped 372.5 tonnes of hand-cobbed argentiferous galena from surface and underground workings to the smelter in Trail, B.C.

In 1967 the porphyry potential was recognized and exploration by Brameda, Quintana and Teck Corporation ensued. During this time the various partners drilled 57 core holes (12,294 m) and 33 reverse circulation holes (5,188 m). In 1991 Archer, Cathro acquired the property and completed a 21-hole HQ diamond-drilling program. In 1992 Pacific Sentinel Gold Corp. (PSG) acquired the property from Archer Cathro and commenced a major exploration program. From 1992 until 1995 work included surface soil sampling, trenching investigations, 236 HQ and NQ diamond drill holes totalling 73,084 m, comprehensive metallurgical investigations, environmental studies and socio economic activities culminating in a project scoping study. The scoping study envisioned a large-scale open pit mine, conventional flotation concentrator that would produce a copper-gold concentrate for sale to Pacific Rim smelters.

Property Geology

The Casino deposit occurs in an overlapping zone of the northern Yukon Cataclastic Terrane and the southern Yukon Crystalline Terrane, which contains the Dawson Range Batholith. The Dawson Range Batholith is the main country rock of the deposit and is mostly granodiorite and lesser diorite and quartz monzonite. There are two phases of Granodiorite: a hornblende-bearing phase to the west, south and east and a biotite-hornblende-bearing phase to the north. The granodiorite is brecciated along the south margin of the deposit with the breccia ranging from crackle breccia to intensely deformed cataclastic breccia. In some places the cataclastic breccia grades into the microbreccia of the core of the deposit. The intrusive microbreccia forms an irregularly shaped, subvertical pipe approximately 400 m in diameter in the core of the deposit and a series of smaller irregular bodies to the southwest.

Exploration and Drilling

Exploration included multi-element soil geochemistry, geological mapping, geophysical surveys, trenching and drilling.

Drilling prior to 1992 consisted of reverse circulation drilling and NQ diamond drilling. There is little documentation that specifically focused on this early drilling, its specifications or challenges. After the acquisition of Casino Silver Mines Limited by Archer Cathro & Associates, followed by PSG, the drilling is well documented.

During the intense campaigns from 1992 through 1994, drilling was contracted to E. Caron Drilling Ltd. of Whitehorse. Up to six diamond drills were utilized.

The 1994 drilling program fulfilled a variety of purposes: infill, delineation, geotechnical, structural, and waste rock characterization. The combined drilling from 1991 through 1994 consisted of 71,437.59 m of HQ and HQ core from 236 holes.

Core recoveries were consistently in the 80% to 90% range in the Leached Cap and Supergene zones and 90% to 100% in the Hypogene zone.

Mineralization

The deposit is weathered to an average depth of 70 m producing a well defined Leached cap (Oxide Gold zone), that is for the most part gold enriched and copper depleted due to the supergene alteration processes. With depth, the supergene alteration erratically grades from a poorly defined Supergene Oxide zone (upper copper oxide zone) to a better-defined Supergene Sulphide zone (lower copper sulphide zone). In the supergene the average thickness of the copper oxide zone and copper sulphide zone are 10 m and 60 m respectively. The supergene copper sulphide is characterized by a high pyrite content in the phyllic alteration, which promotes leaching. Thus, secondary enrichment zones are thickest along the contact of the potassic and phyllic alteration and accordingly the copper grades in the Supergene Sulphide zone are almost double the copper grades in the Hypogene (0.43% Cu versus 0.23% Cu). Generally molybdenite was unaffected by the supergene process.

Sampling and Assaying

In 1992-1993 the samples were prepared at Chemex Labs Ltd. (now ALS Chemex) of North Vancouver, B.C. In 1994, all sample preparation was performed by CDN Resource Laboratories Ltd., of Vancouver, B.C. Samples arrived as half splits of HQ or NQ drill core, weighing an average of 15 and 10 kilograms respectively. At CDN the samples were dried and then weighed to the nearest 10 g. The dried samples were crushed to better than 60% passing 10 mesh. A sub-sample (mainstream sample), with a nominal weight of 250 g, was riffled from the crushed material for analysis while the remaining crush (reject) was sent to warehouse storage for safe keeping and possible future analysis. Screen analyses were done on approximately one in every fifty, 250 g crushed core sub-sample, in order to check the crushing consistency. The results of these screen analyses were favourable, with only 3% of the 139 analyses less than 60% -10 mesh. In 1994, CDN also inserted the PSG standard reference samples and took duplicate riffle splits from designated crushed rejects for analysis at a second laboratory.

All mainstream and duplicate 250 g crush samples were pulverized to better than 98% -150 mesh. Screen tests were done on one in every fifty pulps, and again the results were favourable with only 2% of 139 analyses below the target 98% -150 mesh. Each 250 g pulp was riffle split into two approximate 125 g pulp samples and bagged. One of each of the 125 g pulp samples was sent to warehouse storage, except those retained for duplicate analysis, for future use. The other 125 g pulp sample was sent for assay. At this point the duplicate pulps were separated from the mainstream pulps. Mainstream pulps were set to Chemex Labs, while duplicates were sent to Min-En Labs, both of Vancouver, B.C.

Chemex analyzed all 1992-1994 regular (mainstream) samples, 1992-1993 selected duplicate samples and 1994 random ½ core replicate samples. Min-En Laboratories, of North Vancouver, BC., analyzed the selected duplicate samples from 1992 and 1993, and random duplicate samples from 1994. The analytical procedures used prior to 1992 are unknown.

Security of Samples

During the drilling campaigns at Casino the rigours of “chain of custody” were not as stringent as presently required. The remoteness of the Casino site provided a large degree of security as air traffic into the project was closely monitored. Further, the Casino gold grades were low and any metal contamination or grade enhancement would be quickly and easily identified. However, good sample handling procedures were in place during the PSG programs. Geologists supervised the sampling, and the samples were kept in a secure impoundment prior to shipping. The best vigilance on the samples was the attention to results, and in that regard PSG maintained a thorough quality assurance/quality control program.

Mineral Resource Estimate

The mineral resource estimates were tabulated based on the estimated grades and a tonnage factor, which was applied to each lithologic/mineralogical type from 8,864 drill hole measurements of specific gravity (SG). The average SG of all results was 2.61, for Hypogene 2.64, for Supergene 2.61 and for Leached Cap 2.52. The estimated tonnage and grade for the Leached Cap/Oxide Gold zone, Supergene Oxide zone, Supergene Sulphide zone and Hypogene zone are presented in Table 17, 18, 19, 20, 21, 22 and 23 respectively. In January 2004 a copper equivalent was calculated for each block based on metal prices of US$0.80/lb for copper, US$350/oz for gold and US$4.50/lb for molybdenum as follows:

Cu EQ % = (Cu %) + (Au g/t x 11.25 / 17.64) + (Mo % x 99.21 / 17.64)

The copper equivalent calculations reflect gross metal content and do not apply any adjustment factors to account for differences in the relative metallurgical recoveries of gold, copper and molybdenum. This information can only be derived from definitive metallurgical testing which has yet to be completed.

The resource estimates for the Supergene Oxide, Supergene Sulphide and Hypogene zones were re-tabulated and stated in terms of two copper equivalent cut-off grades 0.25 and 0.30 in January 2004. The gold-dominant Leached Cap zone resource estimates remained at a gold cut-off; copper equivalent values are presented for this zone for comparative purposes.

Classification	Cut-off	Tonnage Above Cut-off (Million Tonnes)	Gold (g/t)	Copper (%)	Molybdenum (%)
Measured and Indicated
Oxide Gold	0.4 g/t Au	38	0.57	0.07	0.02
Supergene Oxide	0.3% Cu. Eq.	42	0.35	0.33	0.02
Supergene Sulphide	0.3% Cu. Eq.	124	0.32	0.32	0.03
Hypogene	0.3% Cu. Eq.	798	0.22	0.20	0.02

Inferred
Oxide Gold	0.4 g/t Au	1	0.45	0.10	0.01
Supergene Oxide	0.3% Cu. Eq.	8	0.19	0.28	0.01
Supergene Sulphide	0.3% Cu. Eq.	19	0.15	0.22	0.02
Hypogene	0.3% Cu. Eq.	152	0.19	0.16	0.02

The Casino Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Work Undertaken in 2006

The Casino Property was acquired in November 2006. Western Copper did not perform any work on the property through the end of the year.

Work Plan for 2007

In 2007, the Company plans to review and update a prior scoping study to further determine the development potential of the property.

Redstone Property (Northwest Territories, Canada)

Property Description and Location

The Redstone Property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (13,990 acres) and 55 claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories. The only area that presently has a resource estimate is the Coates Lake area. This area consists of the 5 mining leases noted above. These leases have expiry dates ranging from October 19, 2012 to November 29, 2015.

Should production be achieved at Coates Lake, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

The Redstone Property is a material property for the purposes of National Instrument 43-101. The discussion will focus on the Coates Lake area because this area is the only area of the Redstone Property that presently has a resource estimate. The following disclosure is summarized from the technical report entitled “Technical Report on the Coates Lake Copper Deposit Nahanni Mining District Western Northwest Territories” (the “Redstone Report”), dated August 15, 2005 and prepared in accordance with National Instrument 43-101 by A.W. Gourlay, P. Geol. The complete report may be viewed under Western Copper’s profile at www.sedar.com.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Coates Lake Property is located at the lake of the same name, is western Northwest Territories. The property is 290 kilometers south of Norman Wells, Northwest Territories, and 300 kilometers north of Watson Lake, Yukon Territory. See Figure 1. Norman Wells has a population of about 800. Canada North Airlines operates scheduled daily service to Norman Wells from Calgary, Edmonton, Yellowknife and Inuvik. In addition to major oil and gas production facilities, there are a wide variety of other businesses, including tourism related businesses. Freight can be shipped to Norman Wells via barge during the simmer and by truck via ice road during the winter. Although several land routes have been proposed, the only reasonable access for exploration will continue to be via float or ski equipped airplane to Coates Lake. Access to the property is by chartered aircraft from Fort Simpson, Wrigely, Norman Wells or Watson Lake. Travel within the property is by helicopter or on foot.

Relief on the property is about 1,000 meters from Thundercloud Creek (1,000 m a.s.l.) to the peak (2,009 m) of Coppercap Mountain. The property covers a broad plateau of gentle relief which drops gently to Silverberry River. The plateau is nearly flat-bottomed, north-south trending valley, approximately 2,400 meters wide and 7,250 meters long. Drainage within the property is southerly except for the northeast corner.

Alpine vegetation covers mot of the lease except the south-central area, where there are thin stands of stunted evergreen trees. The climate is severe. The mean annual temperature is -5C, although the plateau is permafrost free. Annual precipitation is low (20-40 centimeters) however the data available is limited.

History

The copper occurrences, which now constitute the Coates Lake Property, were discovered by regional prospecting by the Nahanni Sixty Syndicate during 1961. In 1963 the Syndicate’s properties and equipment were sold to Redstone Mines Limited.

In 1970 the Coates Lake Property was optioned to Cerro Mining Company of Canada Limited, which carried out reconnaissance geological mapping and geochemical surveys that year and subsequent completed 3 diamond drill holes.

Shell subsequently optioned the property and completed exploration programs. Shell completed a seismic survey, which according to certain documentation appears to have been successful but full documentation of the results is not available, and also completed a 7200 metre drill program in 1976 and 1977.

Redstone Mines Limited, subsequently Redstone Resources Inc. continued to hold the property by making the annual lease payments, and renewed the lease for a second twenty-one year term in 1994. There has been no work completed on the property since that time.

Property Geology

The Coates Lake Property, covers Late Proterozoic strata of the Mackenzie Mountains Supergroup (Young et al, 1979), that has been thrust eastwards over Paleozoic carbonate rocks and shales. The Redstone Copper Belt is an essentially unmetamorphosed succession that is locally well exposed in an arcuate belt less than 15 kilometres wide and about 300 kilometres long. The stratigraphic nomencature has revised several times since exploration of the area began.

The copper-bearing beds are hosted by the Transition Zone of the Coates Lake Group. The Coates Lake Group unconformably overlies the Little Dal Group, a sequence of continental clastics and carbonates. The Rapitan Group, a marine succession of siltstones, debris flows and tillites, uncomformably to conformably onlaps the Coates Lake and Little Dal Groups.

The Coates Lake Property covers a broad syncline which has been thrust eastward along the Coates lake Fault, placing the Coates Lake Group over Paleozoic strata. At the southern most edge of the property the Coates Lake Group is in fault contact with the Little Dal Group.

Exploration and Drilling

The Coates Lake Property (formerly the “Redstone Group”), and a number of other claims, were staked at that time. During 1962 the Syndicate carried out reconnaissance geological mapping and sampling along the exposed strike length of copper mineralization on what later became the Coates Lake deposit. In 1961-62, Redstone Mines Limited (now Redstone Resources Inc.) completed preliminary exploration of the three “outside” lease areas, North Redstone, Hidden Valley, and South Redstone, in addition to the Coates Lake Property. Exploration has predominately consisted of prospecting, mapping sampling and minor hand trenching on all leases, and some drilling on the South Redstone lease only.

The North Redstone lease primarily contains a 6’ wide quartz vein containing chalcopyrite and bornite hosted in the limestone until immediately below the Rapitan Formation, which may be equivalent to the Coates Lake Group of marine sediments. There are other noted occurrences of disseminated chalcopyrite + bornite in this unit as well. There does not appear to be any further work completed on this lease since 1962 so further work will be recommended to determine if the similar geology and setting hosting the Coates Lake deposit (40 km to the south) can be located on the North Redstone lease.

The Hidden Valley, lease, located 26 km to the north of the Coates Lake deposit, contains tetrathedrite and chalcopyrite and pyrite + bornite and galena hosted in a breccia at the base of the Rapitan Formation in the underlying limestone units, which may be equivalent to the Coates Lake Group of marine sediments.

The South Redstone leases consist of two contiguous leases (53 km south of the Coates Lake deposit) that area also referred to as the McBean leases in the historical literature. This property contains abundant galena, sphalerite and pyrite mineralization (copper minerals are rarely noted) hosted in limestones and dolomites capped by a prominent gossan. Workers at the time felt that the deposit model for this mineralization was the Mississippi Valley Pb-Zn type not the redbed type occurrence documented at Coates Lake. In 1962, Redstone drilled 17 AX drillholes, (2,800 ft). Fourteen of the holes were less that 150” in depth, the other three holes ranged from 233’-365” in length. All holes encountered the capping gossan, none of the holes hit sulphides. No further work has been recorded on those leases since 1962.

In 1963 the Syndicate’s properties and equipment were sold to Redstone Mines Limited. In 1963 Redstone Miens Limited (Redstone) completed detailed geological mapping and drill program totaling 1,619 meters (5,312 ft.) in 18 diamond drill holes at the Coates Lake Property. The core recovered in this program was “A” size and recovery was reported to be not very good. In 1964 Redstone conducted a further drill program consisting of twenty seven drill holes totaling 5,283 meters (17,332 ft.) this time using “BX” size. This brought the drilling to a total of 6,902 meters (22,644 ft.) in 45 diamond drill holes. Drill logs indicate that the core was sampling in intervals ranging from 2.0 feet (0.61 m.) to 10 feet (3.05 m.) with the majority of samples being 5.0 feet (1.52 m) in length.

At that time the importance of these “red-bed copper” deposits and their similarity to the Rhodesian Copper Belt were recognized by the late Dr. J. A. Coates. Redstone carried out further geological mapping, limited soil and silt sampling in addition to the diamond drilling in 1964. Work in 1968, again by Redstone, consisted of geological mapping and an investigation on the applicability of geophysical and geochemical exploration methods. Although all the data from these surveys were lost in an aircraft crash that took the lives of Dr. Coates and the geophysicist, it was established that Induced Polarization was an effective geophysical tool but EM, magnetics, gravity and self potential were not. A limited geochemical drainage survey over an area west of Crowberry Ridge identified a relatively strong anomaly.

In 1970 the Coates Lake Property was optioned to Cerro Mining Company of Canada Limited, which carried out reconnaissance geological mapping and geochemical surveys. During 1971 Cerro drilled three diamond drill holes totaling 1,375 meters (4,512 ft.). Two of the drill holes failed to reach the copper beds due to down-faulting, however a hole drilled in the northern portion of the property intersected a 1.13 meter thick copper bed grading 3.9% copper. Extensive soil sampling was completed over the western half of the property and Cerro elected to drop the option.

Shell optioned the property and completed exploration programs. Shell completed a seismic survey which according to certain documentation appears to have been successful but full documentation of the results is not available. Shell’s drill programs in 1971 and 1977 comprised 7,225 meters. Drill logs indicate that core was sampled in intervals ranging from 0.08 feet (202 m) to 6.5 feet (1.98 m). No description of sampling method and analytical procedures are given. The analytical laboratory or laboratories is stated as Loring Labs in Calgary on the drill logs.

Mineralization

Copper mineralization is disseminated throughout the Coates Lake Group and Rapitan formation, but the most economically significant occurrences are found in the eight copper-bearing beds of the Transition Zone. The lowermost bed (B1) has the highest grades although the third bed (B3) has the greatest thickness. The B1 bed has the most economic potential, with a demonstrated strike length in excess of 6,000 metres and down-dip extension of at least 2,400 metres. The mineralized beds display distinct zonation: copper content decreases up-section, both across each mineralized bed and across the Transition Zone. There is also lateral copper-iron zonation, with the iron-rich zones closer to the margins of the basin. Mineralization of the B1 bed is dominated by chalcopyrite at the south and east areas, and by an increasing chalcocite-bornite content further to the northwest, towards the centres of the basin. The sulphides are fine-grained and the mineralogy appears to be simple. A single preliminary metallurgical test has been completed and a clean concentrate is expected.

Sampling, Assaying, and Security of Samples

The Coates Lake Property was explored in the 1960’s yet some stream sediment and soil geochemistry was used to define drill targets. Some surface sampling is evidenced on plans but the number of sample sites seems low considering the extent of the outcrop. This may be due to steep terrain or perceived oxidation and subsequent depletion or enrichment.

Most of the samples of the mineralized beds are from drilling which is in general widely spaced. Early programs reported difficulties with recovery particularly in fault zones but later programs achieved good core recoveries using larger diameter cores. No record of the sample treatment is in any of the reports and the author assumes that a wheel splitter was used on site to split core for transport to the laboratory for analysis. Only in the 1976-77 programs is the Loring laboratory mentioned on the drill logs.

The Coates Lake Property has been explored by several different companies between 1962 and 1977, however only very limited information is available concerning sampling and analytical procedures.

The author of the technical report on the Coates Lake Property believes that all geological logging and sampling of drill core was carried out professionally. Individual assay sheets are not available but the author believes that qualified, quality analytical laboratories were used in all exploration programs.

Mineral Resource Estimate

The drilled off tonnage of the mineralized B1 bed was calculated using a weighted average. Assay data from eight different drill hole intersections of the B1 Bed was used. To calculate the weighting factors each intersection was assigned an area of the B1 bed which it was taken to represent. In selecting the areas the bed was assumed to extend one thousand feet in the untested directions from the B1 intersection. The areas of the bed for each block, projected to the horizontal, were measured graphically. The true areas of the bed in each block, correcting for the dip of the bed, were then calculated after assigning the dip angles. Finally the relative weights of each intersection were calculated from the trued areas.

The mineral resource estimate is as follows:

Classification	Copper Cut-off (%)	Tonnage Above Cut-off (Million Tonnes)	Copper (%)	Silver Grade (g/t)
Inferred	2.5	33.6	3.92	9.0

The Redstone Property is without known ore reserves and any investigations undertaken by the Company in the future will be exploratory in nature.

Work undertaken in 2006

The Redstone Property was acquired in November 2006. Western Copper did not perform any work on the property through the end of the year.

Work plan for 2007

Western Copper plans to undertake a property-wide, comprehensive data review and a regional geophysical surveying and prospecting program. The program will be aimed at identifying targets in the areas north of Coates Lake. These areas have thus far remained unexplored but offer similar potential to the Coates Lake area.

Sierra Almoloya Property (Chihuahua, Mexico)

Property Description

The Sierra Almoloya Property is an early-stage 17,500 ha. (43,000 acre) exploration property in the central Mexican silver belt. The Almoloya property has been optioned to Queenston Mining Inc. (Queenston) under an arrangement whereby it can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

  US$200,000 on or before June 30, 2006 (completed);
  An additional US$300,000 on or before June 30, 2007 (completed);
  An additional US$400,000 on or before June 30, 2008; and
  An additional US$600,000 on or before June 30, 2009.

Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision. At the time a production decision is made, Western Copper can either elect to convert its 40% interest into a 25% participating interest or a 15% net profits interest. If the Company elects the 25% participating interest, further preproduction and exploration costs to place the property into commercial production shall be incurred by each party to the joint venture at participating interest rates.

Queenston actively explored the property during 2006. It has met its spending requirements to June 30, 2007.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of the following:

1.	Unlimited number of Common Shares without par value. As of the date of this AIF, there are 72,424,326 common shares outstanding.

All of the issued common shares of the Company are fully paid and non-assessable. All of the common shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company.

2.	Class A Non-Voting Shares with a Par value of Cdn$0.00001 each with no special rights or restrictions; and

3.

Preferred Shares with no par value, with the following special rights and restrictions: they may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions. Preferred shares would rank in priority, with respect of payment of dividends and distributions of assets on a liquidation, dissolution or winding-up of the Company, to shares ranking junior to the preferred shares including common shares. Preferred shares do not give the holders any right to receive notice of or vote at general meetings of the Company.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant stock options to directors, officers, employees, and consultants of the Company and its subsidiaries. As at March 23, 2007, the following stock options were outstanding under the stock option plan:

Expiry Date	Number of stock options	Exercise price

June 6, 2008	259,900	$0.01
December 11, 2008	40,000	$0.88
January 20, 2009	10,000	$0.88
March 4, 2009	290,000	$0.88
May 25, 2010	385,167	$0.88
June 17, 2010	80,000	$0.75
August 22, 2010	66,667	$0.88
August 23, 2010	5,000	$0.43
January 13, 2011	120,000	$0.36
May 16, 2011	1,450,000	$2.00
January 11, 2012	275,000	$1.25

TOTAL	2,981,734

Warrants

As at March 23, 2007, the Company had the following warrants outstanding:

Expiry Date	Number of warrants	Exercise price

May 3, 2008	2,562,979	$3.50

MARKET FOR SECURITIES

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol “WRN”. The shares commenced trading on May 15, 2006. The following table sets forth the trading details of the common shares of the Company from May 15, 2006 – March 22, 2007:

Month	High	Low	Average Close	Average Volume
2006
May 15 - 31	2.50	1.35	1.74	755,253
June	1.55	1.04	1.21	343,075
July	1.50	1.11	1.28	62,860
August	1.10	1.06	1.15	180,947
September	1.27	0.92	1.09	142,567
October	1.58	0.89	1.16	349,621
November	1.49	1.17	1.32	120,781
December	1.42	1.11	1.30	156,917
2007
January	1.32	1.05	1.16	212,398
February	1.72	1.32	1.52	201,810
March 1 - 22	2.19	1.45	1.76	179,888

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation, and Experience

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting.

Name, Position, and Country of residence(1)	Director or Officer since(1)	Number of Shares(1)	% of Class(1)
F. Dale Corman Co-Chairman, Director, Chief Executive Officer and President British Columbia, Canada	May 3, 2006	2,174,400	3.00%
Ross Beaty Co-Chairman, Director British Columbia, Canada	Nov. 30, 2006	5,300,901	7.32%
Klaus Zeitler (2)(4) Director British Columbia, Canada	May 3, 2006	10,000	0.01%
Robert Gayton (2)(3)(4) Director British Columbia, Canada	May 3, 2006	12,900	0.02%
Brent Kinney (3) Director Dubai, UAE	May 3, 2006	Nil	Nil
David Williams (2)(3)(4) Director Ontario, Canada	May 3, 2006	650,000	0.90%
Corey Dean Corporate Secretary British Columbia, Canada	May 3, 2006	Nil	Nil
Jonathan Clegg Vice President Engineering British Columbia, Canada	May 3, 2006	2,500	<0.01%
Julien François, Chief Financial Officer, British Columbia, Canada	May 3, 2006	Nil	Nil
David Jensen Vice President, Corporate Development British Columbia, Canada	May 3, 2006	2,800	<0.01%

(1)

The information as to country of residence, principal occupation, and shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)	Denotes member of Audit Committee.
(3)	Denotes member of Compensation Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

F. Dale Corman, B.Sc., P. Eng.
Director, Chairman of our Board of Directors, Chief Executive Officer and President

Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States. He has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. From 1995 to 2006, Mr. Corman was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation.

Ross Beaty
Director and Co-Chairman of our Board of Directors

Mr. Beaty has been Chairman of the Board of Directors of Pan American Silver Corp. from 1984 to present and President and CEO of Global Copper Corp. from May 9, 2005 and March 21, 2006.

Klaus Zeitler, Ph.D.
Director

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Copper Corporation. Dr. Zeitler is currently President of Amerigo Resources, a copper and molybdenum producer with operations in Chile.

Robert J. Gayton, B.Comm., Ph.D., FCA
Director

Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies.

Brent Kinney, B.Sc., L.L.B.
Director

Mr. Kinney is an international petroleum lawyer based in Dubai, United Arab Emirates. He has more than 20 years experience representing both government and private sector clients throughout the world. Prior to leaving Canada in 1990 he was a partner in one of Alberta’s leading energy law firms. He has represented governments, state oil companies and international oil companies in petroleum ventures worldwide. Mr. Kinney is also a director of Husky Energy Inc. and Dragon Oil plc. He has both a Bachelor of Laws degree and a Bachelor of Science (Geology) degree from the University of Manitoba, Canada. He is a member of the Canadian Bar Association and the Law Societies of Alberta, England and Wales and Hong Kong and is also a member of the Chartered Institute of Arbitrators, London, England. Since 2005, Mr. Kinney has been Chief Executive Officer of Sky Petroleum, Inc.

David Williams, MBA
Director

Mr. Williams obtained a Master of Business Administration Degree from Queens University in 1964 and a Doctor of Civil Laws Degree from Bishops University in 1966, where the Business Faculty is named in his honor. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is Chairman of Bennett Environmental and Roador Inc. and is a director of Calvalley Petroleum, Resin Systems, Atlantis Systems, and Newport Partners Income Fund.

Corey Dean, B. Comm., L.L.B
Corporate Secretary

Mr. Dean has practiced corporate, securities and natural resource law with a focus on corporate finance and mergers and acquisitions since 1981. He was educated at the University of British Columbia where he received his B.Comm. in 1979 and his LL.B. in 1980. Since 1987, he has been a partner of the firm of DuMoulin Black LLP, a law firm focused on corporate finance for public companies, and is currently managing partner of the firm. Mr. Dean has an extensive corporate and securities practice with particular emphasis on mergers and acquisitions as well as public and private financings and corporate governance matters. He has advised numerous clients in listing matters on stock exchanges and in cross border financings. He acts as counsel for corporate clients engaged in various industry sectors but primarily in mineral exploration, development and operations

Jonathan Clegg, P.Eng.
Vice President, Engineering

Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering there in 1977. In 1979 he moved to Canada with Kilborn remaining with the company until 2002. From 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. In 2003 he joined Western Silver Corporation as V.P. Engineering, focusing mostly on the Peñasquito Project, until the company was acquired by Glamis Gold Ltd.

Julien François, CA
Vice President, Finance and Chief Financial Officer

Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François’s experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor.

David Jensen, P.Eng., L.L.B., MBA
Vice President, Corporate Development

Mr. Jensen graduated with a Bachelor of Applied Science (Mechanical Engineering) from the University of Waterloo in 1987 and received P.Eng. status in British Columbia in 1990. Working initially on military and civil aerospace programs in engineering and project management capacities and high technology manufacturing, Mr. Jensen obtained his L.L.B. (Corporate/Commercial Law focus) from the University of Calgary in 1997 and his MBA (Logistics & Supply Chain Management) from the University of British Columbia in 1999. From 2001 to 2003, Mr. Jensen was Vice President Engineering and Quality at AvCorp Industries Inc. Prior to joining Western Copper, Mr. Jensen was providing strategic and business advisory services to B.C. mining companies through his own consultancy company.

Control of Securities

As at March 23, 2007, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, and aggregate of 8,153,501 common shares of the Company, representing approximately 11% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company as a group held 1,968,500 stock options for the purchase of common share of the Company. The stock options are exercisable at between $0.01 and $2.00 per common share and expire between 2008 and 2012.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

David Williams was a director of Octagon Industries (“Octagon”), a reporting issuer in the Provinces of British Columbia and Alberta, when the following events occurred:

On May 29, 2001 a cease trade order was issued against Octagon by the British Columbia Securities Commission for failure to file an annual report for the company’s fiscal year ended December 31, 2000, and was revoked on August 28, 2001. The British Columbia Securities Commission issued another cease trade order on June 2, 2004, and the Alberta Securities Commission issued a cease trade order on June 8, 2004, both for being in default of requirements concerning filing financial statements.

Octagon was suspended from the TSX-Venture on June 3, 2004 as a result of the issuance of the June 2, 2004 cease trade order, and was delisted from the NEX on September 29, 2004 for failure to pay the required sustaining fees.

On June 12, 2001, Octagon’s trustee sent a proposal to unsecured creditors of Octagon (the “Proposal”) pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001. Octagon has since been dissolved by the British Columbia Ministry of Finance effective August 15, 2003.

Other than as disclosed above, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity;

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

Other Positions Held by Directors and Officers

Name	Position at Western	Other director or officer roles
Copper Corporation
F. DALE CORMAN	Director, Co-Chairman of the Board and Chief Executive Officer	Radiant Resources Inc.
Avalon Ventures Ltd.
ROSS BEATY	Director and Co-Chairman of the Board	Pan American Silver Corp.
Northern Peru Copper Corp.
Global Copper Corp.
DAVID WILLIAMS	Director	Bennett Environmental Inc.
Roador Inc.
Calvalley Petroleum Inc.
Resin Systems Inc.
Newport Partners Income Fund
Atlantis Systems Corp.
Emblem Capital Inc.
KLAUS ZEITLER	Director	Amerigo Resources Ltd.
Aurea Mining Inc.
ROBERT GAYTON	Director	Amerigo Resources Ltd.
Bravo Venture Group Inc.
Canadian Zinc Corporation
Doublestar Resources Ltd.
Intrinsyc Software Inc.
Nevsun Resources Ltd.
Northern Orion Resources, Inc.
Quaterra Resources Inc.
Rio Fortuna Exploration Corp.
Southern Silver Exploration Corp.
BRENT KINNEY	Director	Husky Energy Inc.
Dragon Oil PLC
Benchmark Energy Corp.
Sky Petroleum Inc.
COREY DEAN	Corporate Secretary	Bear Creek Mining Corporation

LEGAL PROCEEDINGS

The Company and its properties or holdings are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None, save as otherwise disclosed herein.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare at its offices in Vancouver, British Columbia, at 510 Burrard Street, Vancouver, BC, V6C 3B9 and in Toronto, Ontario.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, other than in the ordinary course of business:

1.	Non-Competition Agreement between Western Copper Corporation and Glamis Gold Ltd. dated as of May 3, 2006.

In this agreement, Western Copper Corporation agreed not to compete with Glamis Gold in certain areas of Mexico, and Glamis Gold grants us a right of first offer with respect to the proposed disposition by it of mineral properties or legal interests therein located in Mexico that Glamis Gold acquired in the acquisition of Western Silver Corporation.

2.

Option Agreement dated July 2002 between CRS and Great Basin Gold Ltd. which was assigned to the Company pursuant to the plan of arrangement with Lumina Resources Corp. See “Description of Business – Casino Property”.

3.

Option Agreement dated February 2005 between Regalito and Electra Gold Ltd. which was assigned to the Company pursuant to the plan of arrangement with Lumina Resources Corp. see “Description of the Business – Hushamu Property”.

NAMES AND INTERESTS OF EXPERTS

To the best of the Company’s knowledge, the authors of the reports listed below do not have any interest in nor hold any securities of the Company:

  “Mineral Resource Estimate for the Carmacks Copper Project” (the “Carmacks Report”), dated January 8, 2007 and prepared in accordance with National Instrument 43-101 by R.J. Robinson, P. Geol. and S.G. Casselman, P. Geo.;

  “Summary Report on the Hushamu Property” (the “Hushamu Report”), dated April 14, 2005 and prepared in accordance with National Instrument 43-101 by G.H. Giroux P.Eng., MASc. and David J. Pawliuk P.Geo.;

  “Report on the Revised Resource Estimate – Casino Property, Yukon Territory” (the “Casino Report”), dated February 27, 2004 and prepared in accordance with National Instrument 43-101 by E.D. Titley P. Geo. and CM Rebagliati, P.Eng.; and

  “Technical Report on the Coates Lake Copper Deposit Nahanni Mining District Western Northwest Territories” (the “Redstone Report”), dated August 15, 2005 and prepared in accordance with National Instrument 43-101 by A.W. Gourlay, P. Geol.

  The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.

ADDITIONAL INFORMATION

Audit Committee

Audit Committee Charter

A. Audit Committee Purpose

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

  Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure;
  Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
  Monitor the independence of the and performance of the Company’s independent auditors;
  Provide an avenue of communications among the independent auditors, management and the Board of Directors;
  Encourage adherence to, and continuous improvement of, the Company’s polices, procedures and practices at all levels.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

B. Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the TSX. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, the Committee, or at least its Chair, should communicate with management quarterly to review the Company’s financial statements and significant findings based upon the auditors’ limited review procedures, if any.

C. Audit Committee Responsibilities and Duties - Detail

Review Procedures

Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

Review with financial management the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

The independent auditors are accountable directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors’ independence.

Review the independent auditors’ audit plan and engagement letter.

Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors.

Consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Other Audit Committee Responsibilities

On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

Annually prepare a report to shareholders to be included in the Company’s annual information circular. The Chairman of the Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, including the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Audit Committee composition and relevant education and experience

The Audit Committee is comprised of Robert Gayton (Chair), Klaus Zeitler and David Williams. All three members are independent and are financially literate, as described in Multilateral Instrument 52-110. See “Directors and Officers” section for a detailed description of each member’s relevant education and experience.

Pre-approval policies and procedures

All non-audited services are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External auditor service fees

The Company was inactive until May 3, 2006. The following sets out the aggregate fees billed by the Company’s external auditors from May 3, 2006 to the Company’s year-end, December 31, 2006.

Audit fees	Audit related fees[1]	Tax fees[2]	All other fees[3]	Total
$81,060	$49,137	$9,317	$45,661	$185,175

1.	Fees charged for assurance and related services reasonably related to the performance of an audit and not included under “Audit fees”;
2.	Fees charged for tax compliance, tax advice, and tax planning services; and
3.

Fees for services other than disclosed in any other column. During 2006, the Company engaged its external auditor to perform financial and tax due diligence procedures relating to the Company’s plan of arrangement with Lumina Resources Corp.

General

Information relating to the Company may be found under the Company’s profile on the SEDAR website at www.sedar.com. The information available at www.sedar.com includes copies of the full text of the technical reports prepared for the Company in respect to the Carmacks, Hushamu, Casino, and Redstone properties described herein.

Additional financial information is provided in the Company’s financial statements and management discussion and analysis for the year ended December 31, 2006. This information is available on SEDAR at www.sedar.com.